Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

1

First Quarter ended March 31, 2010

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone: 514 397-1410
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three month period ended March 31, 2010. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended March 31, 2010, and our audited consolidated financial statements for the year ended December 31, 2009, and the accompanying notes. Our financial statements and the related notes to those financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The currency used in this discussion is the Canadian dollar, except where otherwise stated. Production data are presented in metric, the most commonly used system in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Company’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 15.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2010

•	Q1 2010 earnings of $1.8 million, or $0.07 per share, versus Q1 2009 earnings of $1.4 million, or $0.05 per share
•	Total gold sales of 15,841 ounces at an average price of US$1,105 (CAN$1,149) per ounce
•	Exploration drilling hits 73.54 g/t Au over 7.0 metres on the Company’s Cripple Creek property
•	Dewatering completed on 13 out of the 17 levels at the Francoeur project
•	10,000 metre surface drilling program announced for Wasamac property
•	Company announces intention to acquire outstanding 30% of Louvem Mines Inc. (“Louvem”) (TSX Venture Exchange: LOV)
•	$25.1 million in working capital as at March 31, 2010
•	No long-term debt ; no gold or currency hedging contracts

First Quarter 2010 Overview

Commenting on the first quarter, Mr. Martin Rivard, President and CEO of Richmont Mines noted, “We were very excited about our preliminary assay results from our Cripple Creek property in the quarter. In particular, Hole CC-10-45 in Zone 16 identified a very promising intercept of 73.54 g/t Au uncut over a core length of 7.0 metres at a vertical depth of 250 metres. These results confirmed favourable gold mineralization on this property, and as a result we expect to expand our exploration efforts on this asset in the near future. Also on the exploration front, we announced an upcoming 10,000 metre surface drilling campaign on our Wasamac property. The program will include approximately 20 holes, and will mainly target the extension of known zones on the property in order to increase resources and verify mineralization continuity. We expect to have results by the beginning of the fourth quarter of 2010. Last but certainly not least, we announced our intention to acquire the outstanding 30% of Louvem Mines Inc. (TSX Venture Exchange: LOV) that we don’t already own. Under the terms of the proposed transaction, Louvem shareholders would receive one Richmont share for each 5.4 Louvem shares held, and would result in Richmont issuing approximately 1.4 million shares. As of market close on March 30, 2010, this represented a value of $0.76 per Louvem share, a 48% premium for Louvem shareholders.” Louvem Mines will hold its Annual and Special General Meeting of its shareholders on June 18, 2010 in Montreal.

02
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

He continued: “Operationally, we saw some positive trends at our two mines, in spite of recovered grades coming in below plan. At Island Gold, for instance, throughput rates at the mill were well above last year’s levels, highlighting that the improvements we put in place are paying off. While recovered grades at this mine were disappointing in the first quarter, due to several mined stopes with lower than expected grades, our cost per tonne during the quarter came in at $140, below the fourth quarter 2009 rate of $142, and only slightly above our annual target of $135. We remain confident that grades will improve going forward, and we continue to anticipate strong production from this mine in 2010 and beyond. At Beaufor, recovered grades were below expectations and we also did more development in the quarter to access the ore zones, and as a result, cash costs were higher. Our focus going forward is to reassess our mining methods so that we can reach ore zones more efficiently. On the positive side, Beaufor is on the right track to meet its annual goal of 20,000 ounces of gold sales.”

KEY FINANCIAL DATA[1]
	Three months ended
	March 31,	March 31,
	2010	2009

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,109	908
Average selling price (US$)	1,105	990
Average selling price (CAN$)	1,149	1,131
Average exchange rate (US$/CAN$)	1.0401	1.14202
Ounces of gold sold	15,841	16,614
Average cash cost (US$ /ounce)[3]	830	712
Average cash cost (CAN$ /ounce)[3]	863	813

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	19,962	19,903
Net earnings	1,764	1,433
Net earnings per share	0.07	0.05
Cash flow from operations	5,208	3,051
Investments in property, plant and equipment	3,575	1,603

	March 31,	December 31,
	2010	2009

Cash and cash equivalents	23,339	21,139
Total assets	89,972	85,230
Shareholders’ equity	69,932	67,975
Shares outstanding (thousands)	26,118	26,104

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)	3.97	3.75
CAN$ (TSX)	4.02	3.92

[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	Average exchange rate used for year 2009.
[3]	The average cash cost includes operating costs and royalties.

03
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended March 31, 2010

Revenue for the first quarter of 2010 was $20.0 million, up slightly from revenues of $19.9 million in the first quarter of 2009. Results reflect a 58% increase in other revenue, driven primarily by an increase in custom milling revenues. This was offset by a 3% decrease in precious metals revenue that was driven by a 5% decline in the number of ounces of gold sold, the effects of which were slightly mitigated by a 2% increase in the average selling price per ounce in Canadian dollars.

Richmont generated net earnings of $1.8 million in the quarter, or $0.07 per share, a 23% year-over-year improvement from the $1.4 million, or $0.05 per share, generated in the comparable period last year. Driving this favourable shift was a higher realized average price per ounce, a $0.5 million gain from the disposal of assets and lower year-over-year exploration and project evaluation costs, which more than mitigated a lower grade of ore processed.

Total precious metals revenue declined slightly to $18.2 million in the first quarter of 2010, from $18.8 million in year-ago period, a reflection of the 5% decline in the number of gold ounces sold. This was slightly mitigated by an increase in the average selling price to US$1,105 (CAN$1,149) per ounce in the current quarter, versus US$990 (CAN$1,131) per ounce in the same period last year. A total of 15,841 ounces of gold were sold in the first quarter of 2010, versus 16,614 ounces last year, as a 3% increase in ounces of gold sold from the Island Gold Mine was offset by an 18% decline in the number of ounces sold from the Beaufor Mine.

Including royalties, operating costs totalled $13.7 million in the first quarter of 2010, up slightly from $13.5 million in the comparable period last year, reflecting a 16% increase in total processed tonnage. The average cash cost per ounce of gold sold rose to US$830 (CAN$863) in the first quarter of 2010, from US$712 (CAN$813) in the first quarter of 2009, as efficiencies realized as a result of higher tonnage were offset by lower recovered grades at both operating mines. While the cash cost increased 17% in US dollar terms, this increase was significantly less pronounced at 6% in the Company’s reporting currency, Canadian dollars, reflecting the impact of a weakening US dollar versus the Canadian dollar.

Depreciation and depletion costs rose to $1.6 million in the first three months of 2010 from $1.4 million last year, primarily reflecting a higher depreciation and depletion rate per ounce sold.

First quarter administrative expenses stood at $1.0 million, up from $0.9 million in the same period in 2009. The increase was mainly attributable to stock-based compensation expenses, which were $0.2 million in the current quarter versus $0.1 million in the prior year. During the first quarter of 2010, 520,000 options were granted to directors. The weighted average fair value, calculated according to the Black & Scholes valuation model at the date on which each option was granted, was $1.94.

Exploration and project evaluation costs totalled $0.8 million in the first quarter of 2010, down from the $1.2 million spent in the same period last year. The Company recorded exploration tax credits of $0.4 million during the current quarter, compared with $0.3 million in the comparable period of 2009. On a segmented basis, exploration costs were approximately $0.3 million at the Beaufor Mine, $0.5 million at the Island Gold Mine and about $0.4 million on other properties during the current quarter.

04
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For the first quarter of 2010, the mining and income tax expense amount to $0.6 million or 25% of pre-tax income of $2.4 million. The charges include payable incomes and mining taxes of $0.3 million and a $0.3 million increase of future mining taxes.

The mining and income taxes expense for the first quarter of 2009 was $0.6 million, based on pre-tax income of $2.1 million. This charge takes into account the portion of mining and income taxes of the subsidiary, Louvem Mines, of $0.2 million and the increase of exploration tax credits of $0.3 million not booked against the mining and income tax but against the exploration expenses.

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2010	2009

Tonnes	67,735	51,028
Head grade (g/t)	5.37	6.85
Gold recovery (%)	93.49	94.39
Recovered grade (g/t)	5.02	6.47
Ounces sold	10,938	10,613
Cash cost per ounce (US$)	834	732

Investment in property, plant and equipment (thousands of CAN$)	1,485	1,291
Exploration expenses (thousands of CAN$)	484	368

Deferred development (metres)	634	437

Diamond drilling (metres)
Definition	-	3,566
Exploration	7,922	-

During the first quarter of 2010, the Island Gold Mine processed 67,735 tonnes of ore, a notable 33% improvement over the 51,028 tonnes of ore processed in the first quarter of 2009, reflecting heightened productivity levels at the mine and at the on-site mill, which attained daily output in excess of 700 tonnes per day in the current quarter. While total tonnage improved notably year-over-year, the cash cost per ounce produced rose to US$834 (CAN$867) in the current quarter, from US$732 (CAN$836) last year. This was primarily due to a lower average recovered grade of 5.02 g/t, versus 6.47 g/t in the prior year, which stemmed from lower than expected grades in approximately 25% of the stopes mined during the quarter. The Company is addressing this unanticipated shortfall through more selective stope design. The Island Gold Mine sold a total of 10,938 ounces of gold at an average price of US$1,110 (CAN$1,154) in the first quarter of 2010, versus gold sales of 10,613 ounces at an average price of US$994 (CAN$1,135) per ounce in the comparable period last year.

Progress continues to be made at the Island Gold Mine, with improvements in overall efficiency translating into a decrease in the cash cost per tonne to $140 in the first quarter of 2010, from $174 per tonne in the comparable period of 2009, and from $142 in the fourth quarter of 2009. In addition, milling performance at Island Gold continues to improve, and excluding a 5-day preventative maintenance shutdown in January, the mill attained an average daily production rate of 705 tonnes in the current quarter. The Company’s main focus going forward is to achieve its targeted mill head grade of a minimum of 7 g/t.

05
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine
	Three months ended
	March 31,	March 31,
	2010	2009

Tonnes	25,262	29,463
Head grade (g/t)	6.15	6.47
Gold recovery (%)	98.16	97.86
Recovered grade (g/t)	6.04	6.34
Ounces sold	4,903	6,001
Cash cost per ounce (US$)	821	677

Investment in property, plant and equipment
(thousands of CAN$)	698	209
Exploration expenses (thousands of CAN$)	296	806

Deferred development (metres)	600	91

Diamond drilling (metres)
Definition	10,808	4,119
Exploration	1,832	5,976

A total of 25,262 tonnes were processed from the Beaufor Mine at an average recovered grade of 6.04 g/t in the first quarter of 2010, in line with expectations. This compared to 29,463 tonnes at an average recovered grade of 6.34 g/t in the comparable period of 2009. Total cash cost per ounce produced rose to US$821 (CAN$854) in the current quarter, from US$677 (CAN$773) in the prior year, a reflection of lower tonnage, a lower average recovered grade, and higher mining costs associated with increased development needed to access the mining areas. A total of 4,903 ounces of gold were sold in the first quarter of 2010 at an average price of US$1,096 (CAN$1,140), in line with the Company’s annual sales target for this mine of 20,000 ounces of gold. This was compared to 6,001 ounces of gold sold at an average price of US$984 (CAN$1,124) in the comparable period of 2009.

The Beaufor Mine attained the notable production level of 1,000,000 gold ounces over its mine life in the first quarter of 2010. The mine produced a total of 517,129 gold ounces over the 27 years that it was in operation during the period 1933 until 1995. Since commercial production resumed in 1996, the mine produced an additional 482,871 gold ounces, reaching the lifetime production milestone of 1,000,000 gold ounces in March 2010. It is a significant achievement in the life of any mine to reach production of 1,000,000 gold ounces. It is all the more notable for a small, narrow vein underground gold mine like Beaufor, and is a testament to the hard work, determination and dedication of the mine’s employees over the years.

Exploration at the Beaufor Mine

Richmont Mines completed a surface exploration program on the Beaufor Mine property in the first quarter of 2010. This program identified one promising zone – Zone 350 – which is located approximately 800 metres to the southwest of the mine infrastructure. This zone is composed of a quartz vein that contains pyrite, tourmaline and visible gold, and varies in thickness from 0.35 metres to 2.8 metres. The Company drilled a total of 2,904 metres over 8 holes on this zone. Several interesting intercepts were documented, notably 100.00 g/t over a true width of 0.91 metres in hole 50-01, and 23.57 g/t over a true width of 0.90 metres in hole 35-01. The results suggest that Zone 350 covers a minimum lateral distance of 350 metres, and is open at depth and laterally. Please see our March 23, 2010 news release for additional details.

06
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Camflo Mill

In addition to processing production from the Beaufor Mine, the Camflo Mill processed 45,134 tonnes of custom milling in the quarter, up 62% over 2009 levels. The 100%-owned Camflo Mill continues to place great emphasis on workplace health and safety, and has a very active health and safety committee in place. Consequently, Richmont Mines has a good record of health and safety in the workplace, and the mill reached 3 years without a “lost time” injury at the end of December 31, 2009. The current collective bargaining agreement of the hourly employees at the Camflo Mill expired on December 31, 2009, and a new 3 year agreement was signed on April 13, 2010.

Exploration properties

	Three months ended
	March 31,	March 31,
	2010	2009
	$	$

Exploration costs - Mines
Beaufor Mine	296	806
Island Gold Mine	484	368

	780	1,174

Exploration costs – Other properties
Francoeur / Wasamac properties	71	192
Cripple Creek property	188	12
Other properties	25	6
Project evaluation	116	101

	1,180	1,485

Exploration tax credits	(404)	(267)

	776	1,218

Cripple Creek

In early February 2010, the Company launched a first phase surface drilling program on the Cripple Creek property, a key exploration asset in Richmont’s portfolio. Covering 694 hectares, this property is located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years. This first phase drilling program targeted depths below 400 metres to confirm continuation of favourable gold mineralization trends obtained at depth on properties in the vicinity. More specifically, drilling focused on the lateral extension of Zone 16 to the west and the depth extension of the Mahoney Zone, two of three notable zones uncovered by previous owners of the property during the 1980s and 1990s. The program was completed in April 2010, and included a total of 4,530 metres over 11 holes.

07
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Preliminary assay results uncovered two very interesting intercepts in Zone 16. Hole CC-10-45 revealed 73.54 g/t Au (20.71 g/t Au cut at 30 g/t Au) over a core length of 7.0 metres at a vertical depth of 250 metres, which included 193.24 g/t Au over 1.0 metre, 222.42 g/t Au over 1.0 metre, 44.18 g/t Au over 1.0 metre, and 22.49 g/t Au over 1.0 metre. Favourable results were also confirmed in Hole CC-10-46, namely 22.76 g/t Au over 0.5 metres at a vertical depth of 130 metres. Zone 16 is composed of irregular quartz veins, varying in thickness from centimetres to decimetres, which contain iron carbonate and very fine grains of visible gold. Surrounding these veins are altered rocks containing between 3%-10 pyrite. The true width of this mineralized zone has not yet been determined. Drilling on the Mahoney Zone similarly uncovered a promising intercept of 12.31 g/t Au over 0.8 metres, at a vertical depth of 300 metres in a large altered and mineralized zone located north of the Mahoney Zone. Additional drilling is planned to test these zones at depth.

As the preliminary drilling results confirmed favourable gold mineralization on this property, the Company expects to expand exploration efforts on this asset in the near future. Additional details regarding drilling results on this property can be found in the press release entitled “Richmont Mines hits 73.54 g/t Au over 7 metres at its Cripple Creek property” released on April 12, 2010. Complete results from this drilling campaign will be available before the end of the second quarter.

Wasamac

Richmont Mines similarly announced plans to begin a 10,000 metre drilling program on its 100%-owned Wasamac property in May 2010, as a result of the favourable gold price and resumption of activities at its nearby Francoeur Mine. Located 15 km west of Rouyn-Noranda, Quebec, this property produced 252,923 ounces of gold between 1965 and 1971. The drilling campaign will include approximately 20 holes, and will mainly target the extension of known zones within the Wasa Shear, in order to increase resource levels and verify mineralization continuity. Drilling results are anticipated by the beginning of the fourth quarter of 2010, after which Richmont will reassess the resources of the Wasamac Gold Project with a lower cut-off grade approach. Please see the press release entitled “Richmont Mines announces a 10,000 metre surface drilling program on its Wasamac property”, published on April 8, 2010 for additional details.

Francoeur

The development and exploration program at the Company’s 100%-owned Francoeur property, located 25 km west of Rouyn-Noranda, Quebec, is on schedule. Dewatering of the mine is progressing well, and at the end of the first quarter 13 out of the mine’s 17 levels had been drained. Once dewatering has been completed in the second quarter of 2010, drift excavation work will begin to reach the targeted West Zone. After a phase of definition drilling and stope preparation, we expect to begin gold production in mid-2011. Based on current probable reserve estimates this project is expected to produce approximately 35,000 ounces of gold annually for an initial mine life of 4 years.

This mine produced in excess of 345,000 ounces of gold between 1991 and 2001, at which point it was closed as a result of the low prevailing gold price. Current estimates for this property include probable reserves of 615,664 tonnes grading 6.91 g/t Au, and total estimated production of 136,000 ounces of gold over an initial 4 year period. Complete details of the Francoeur Gold Project can be found in the NI 43-101 compliant technical report filed on SEDAR by Richmont on August 5, 2009.

08
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Outlook

Commenting on the Company’s outlook going forward, Mr. Martin Rivard concluded, “Going forward, we will continue to focus our efforts on reducing production costs at both operating mines while placing great emphasis on meeting our targeted grade levels. On the exploration front, in addition to launching a 10,000 metre surface drilling campaign on our Wasamac property in May, we plan to further investigate the promising results obtained to date at our Cripple Creek property. Work at our Francoeur Gold Project is on schedule, and we continue to expect to begin production at this mine in mid-2011. Lastly, in addition to these ongoing organic growth initiatives, we are actively evaluating possible North American partnership and/or acquisition opportunities as part of our goal to expand our exploration and development pipeline and build our North American reserve base.”

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly results. Please note that previously published results may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

09
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2010	2009	2009	2009	2009	2008	2008	2008
KEY FINANCIAL DATA (thousands of CAN$)

Revenue	19,962	17,100	19,145	15,736	19,903	22,908	16,495	16,227

Net earnings (loss)	1,764	110	183	(1,390)	1,433	2,086	(894)	37

Cash flow from (used in) operations	5,208	749	1,511	(2,345)	3,051	7,428	820	1,326

Investment in property, plant and equipment	3,575	2,669	1,588	2,151	1,603	1,989	1,522	857

KEY PER-SHARE DATA

Net earnings (loss) basic and diluted (CAN$)	0.07	-	0.01	(0.05)	0.05	0.09	(0.04)	-

OUNCES OF GOLD SOLD	15,841	13,029	16,840	13,250	16,614	22,116	16,723	17,111

KEY DATA PER OUNCE OF GOLD (US$)

Selling price	1,105	1,035	921	941	990	897	861	853

Average cash cost	830	790	683	787	712	550	577	598
Depreciation and depletion	87	78	81	67	62	61	76	70

Total cost	917	868	764	854	774	611	653	668

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

Revenues have progressively increased from the second quarter of 2008 through the first quarter of 2010. These increases were primarily attributable to an increase in the average realized sales price per ounce. The fluctuation in revenue throughout 2009 reflected the variation in the number of gold ounces sold. In particular, results in the fourth quarter of 2009 are attributable to a decrease in the number of ounces of gold sold, the effects of which were partially mitigated by an increase in the average sales price per ounce. The net loss generated in the second quarter of 2009 was attributable to the higher actual production cost per ounce of gold (US$787) in the quarter, while the net loss in the third quarter of 2008 was mainly attributable to increased exploration spending and higher operating costs at the Island Gold Mine.

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario.

Net earnings or losses on a quarterly basis are generally affected by the price of gold, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax expensed or recovered.

10
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH AND CASH EQUIVALENTS

At March 31, 2010, cash and cash equivalents totalled $23.3 million, up from $21.1 million at December 31, 2009. The increase reflects the Company’s $5.2 million of cash flow from operations, offset by capital expenditures of $3.6 million over the three-month period. Cash equivalents consist of $8.6 million in term deposits with high-level credit ratings, and $14.7 million in cash deposited in a major Canadian chartered bank. As of March 31, 2010, Richmont Mines had no long term debt and no hedging contracts.

At the end of the first quarter of 2010, the Company had $25.1 million in working capital, essentially unchanged from the $24.9 at December 31, 2009. This reflects an increase in cash and cash equivalents and accounts receivable, offset by increases in account payables and in net income taxes receivable.

CAPITAL RESOURCES

During the first quarter of 2010, three Richmont Mines employees exercised a total of 14,000 options, at an average strike price of $2.46. As of March 31, 2010, the Company had 26.1 million shares outstanding.

COMMITMENTS

The Company is subject to royalty payments on certain properties, should they enter commercial production.

On February 11, 2009, the Company signed a letter of agreement with Mountain Lake Resources Inc. (“Mountain Lake”) granting the latter the option to acquire the 70% interest held by the Company in the Valentine Lake property, located in central Newfoundland. Mountain Lake currently holds a 30% interest in the property. Under the terms of the letter of agreement, Mountain Lake may exercise its option over a period of 5 years, by paying the Company an additional $3.0 million and by spending a total of $1.0 million in exploration and development work on the property over the 5-year period.

The Company has committed, by virtue of a rental contract in place until November 2014, to pay the sum of $0.3 million for rented office space. Minimum lease payments for the next five years amount to $0.06 million annually.

On March 31, 2010, the Company announced its intention to proceed with a transaction to acquire the 30% of the issued and outstanding shares of Louvem Mines Inc. that the Company does not currently own. Under the terms of the proposed transaction, Louvem shareholders would receive one Richmont share for each 5.4 Louvem shares held. Under the framework of the transaction, the Company would issue approximately 1.4 million shares.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

The Company was not involved in any off-balance-sheet transactions during the first three months of 2009 and 2010.

11
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FUTURE ACCOUNTING PRONOUNCEMENTS

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued section 1582, ”Business Combinations”, which replaces section 1581 of the same name, and sections 1601, ”Consolidated Financial Statements” and 1602, ”Non-Controlling Interests”, which together replace section 1600, ”Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (”IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired, and liabilities assumed, in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

The new standards will apply as of the beginning of the first annual reporting period beginning on or after January 1, 2011, with simultaneous early adoption permitted. The Company has decided to apply these standards retroactively from January 1, 2008.

International financial reporting standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that generally accepted accounting principles in Canada (”GAAP”) are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

An IFRS conversion plan has been developed. The conversion project is progressing according to plan, and the Company foresees that it will be completed by the anticipated date of turnover to IFRS on January 1, 2011.

Staff with the appropriate qualifications and experience have been assigned to the project. Moreover, these persons regularly attend thorough training sessions in order to follow constantly evolving changes to IFRS. This team conducts technical research and provides issue identification and formulates recommendations to management who will then transmit the information to the audit committee.

12
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Company has completed phase 1, diagnosis, which included a thorough examination of the differences between the Canadian GAAP and the IFRS, as well as a study of possible options to be adopted. Most of the adjustments required upon conversion to IFRS will be made retrospectively, relative to the opening balance of retained earnings in the first comparative balance sheet. However, IFRS 1 "First-time adoption of International Financial Reporting Standards" provides a certain number of optional exemptions to general requirements for entities adopting IFRS for the first time. The Company has decided to apply some exemptions.

The Company is presently working on the implementation of phase 2 of the plan, which is to determine the impact of the differences between GAAP and IFRS. This step will determine the repercussions of the transition, so that solutions to address differences identified in phase 1 can be designed and developed.

As a starting point, the Company will extend its opening balance sheet as of January 1, 2010. Subsequently, a model of IFRS financial statements, including notes, will be developed, and the Company will assess the impact of the adoption of the IFRS on information technology and data systems. Based on analyses conducted to date, the accounting system will be extended to allow the production of multiple financial statements compliant with GAAP and IFRS, in order to facilitate the requirement, in 2010, of presenting financial information under GAAP and also providing financial information under IFRS. Other foreseen changes to the information system include the ability to enter new data, to create and to delete accounts, changes to the current systems that relate to certain calculations and other revisions to the accounting software in order to meet IFRS requirements concerning recognition and presentation of information. For all the identified accounting changes, the Company will also assess the design impact and the effectiveness of its controls. According to a preliminary examination of environmental controls, the Company does not foresee important changes to its internal controls.

These changes will come into effect in phase 3 of the plan, that is, during implementation of the conversion. The changes identified in phase 2 will be implemented and tests will be carried out to ensure that problems, if there are any, are resolved before the turnover date. Subsequently, the Company will be able to develop its first interim financial statements and accompanying notes for the quarter ending March 31, 2011.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, stock-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 30, 2010, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at March 31, 2010 and 2009, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended March 31, 2010 and March 31, 2009, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

13
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its accounts receivable and term deposits as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Cash, accounts receivables, terms deposits and accounts payable and accrued charges are recorded at fair value and represent their approximate book value, as these items will be realized or paid in the short term. Changes in fair value are recorded in net earnings. The variation of the fair value of cash equivalents was $31 for the three-month period ended March 31, 2010 ($50 for the three-month period ended March 31, 2009).

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The accounting software for certain divisions have been modified. Extra controls have been implemented in order to provide an adequate conversion. This change of accounting system did not necessitate any modification to the controls over financial reporting currently in place.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. The internal controls over financial reporting during the quarter ending March 31, 2010 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 30, 2010, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

14
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 respecting standards of disclosure for mineral projects (“Regulation 43-101”), adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” resources. Although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “Reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “Reserves.” Further, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

US investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only at the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled “Risks and uncertainties,” which refers to the Company’s annual management’s discussion and analysis report dated March 30, 2010. You are cautioned not to place undue reliance on the forward-looking statements.

15
MAY 7, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at May 7, 2010. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

16
MAY 7, 2010	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

First Quarter
ended March 31, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31, 2010	March 31, 2009
	$	$

REVENUE
Precious metals	18,207	18,790
Other	1,755	1,113

	19,962	19,903

EXPENSES
Operating costs	13,218	13,086
Royalties	452	418
Custom milling	953	717
Administration	1,038	919
Exploration and project evaluation (note 2)	776	1,218
Accretion expense – asset retirement obligations	70	69
Depreciation and depletion	1,555	1,355
Gain on disposal of assets (note 3)	(489)	(2)

	17,573	17,780

EARNINGS BEFORE OTHER ITEMS	2,389	2,123

MINING AND INCOME TAXES	602	589

	1,787	1,534

MINORITY INTEREST	23	101

NET EARNINGS	1,764	1,433

NET EARNINGS PER SHARE basic and diluted	0.07	0.05

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,111	26,105

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,315	26,117

The accompanying notes are an integral part of the consolidated financial statements.

18
MAY 7, 2010	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31, 2010	March 31, 2009
	$	$

COMPREHENSIVE INCOME

Net earnings	1,764	1,433

Comprehensive income, net of income taxes:

Change in unrealized gain (loss) on available-for-sale investments	(66)	31

Comprehensive income	1,698	1,464

DEFICIT

BALANCE, BEGINNING OF PERIOD	(2,789)	(3,096)

Net earnings	1,764	1,433

Redemption of shares	-	(8)

BALANCE, END OF PERIOD	(1,025)	(1,671)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF PERIOD	(44)	(236)

Changes in other comprehensive income for the period	(66)	31

BALANCE, END OF PERIOD	(110)	(205)

The accompanying notes are an integral part of the consolidated financial statements.

19
MAY 7, 2010	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31, 2010	December 31, 2009
	$	$
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	23,339	21,139
Shares of publicly-traded companies	675	741
Accounts receivable	1,593	1,213
Mining and income taxes receivable	1,210	1,500
Exploration tax credits receivable	1,752	1,348
Inventories (note 4)	7,268	7,360

	35,837	33,301

DEPOSITS RESTRICTED (note 10)	106	106

PROPERTY, PLANT AND EQUIPMENT (note 5)	54,029	51,823

	89,972	85,230
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	9,204	7,130
Mining and income taxes payable	1,579	1,235

	10,783	8,365

ASSET RETIREMENT OBLIGATIONS (note 10)	5,998	5,928

MINORITY INTEREST	2,009	1,986

FUTURE MINING AND INCOME TAXES	1,250	976

	20,040	17,255
SHAREHOLDERS’ EQUITY

Capital stock (note 6)	64,723	64,675
Contributed surplus (note 7)	6,344	6,133
Deficit	(1,025)	(2,789)
Accumulated other comprehensive income	(110)	(44)

	69,932	67,975

	89,972	85,230
Commitments (note 9)

The accompanying notes are an integral part of the consolidated financial statements.

20
MAY 7, 2010	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31, 2010	March 31, 2009
	$	$

CASH FLOW FROM OPERATING ACTIVITES
Net earnings	1,764	1,433
Adjustments for:
Depreciation and depletion	1,555	1,355
Stock-based compensation	225	101
Accretion expense – asset retirement obligations	70	69
Gain on disposal of assets	(489)	(2)
Minority interest	23	101
Future mining and income taxes	274	323

	3,422	3,380

Net change in non-cash working capital items (note 8)	1,786	(329)

	5,208	3,051

CASH FLOW USED IN INVESTING ACTIVITIES
Restricted cash	-	12
Property, plant and equipment – Island Gold Mine	(1,485)	(1,291)
Property, plant and equipment – Beaufor Mine	(698)	(209)
Property, plant and equipment – Francoeur Project	(1,300)	-
Other property, plant and equipment	(92)	(103)
Disposal of assets	533	8

	(3,042)	(1,583)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	34	14
Redemption of common shares	-	(60)

	34	(46)

Net increase in cash and cash equivalents	2,200	1,422

Cash and cash equivalents, beginning of period	21,139	26,021

Cash and cash equivalents, end of period (note 12 d))	23,339	27,443

The accompanying notes are an integral part of the consolidated financial statements.

21
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by the Company’s management. The external auditors have not examined these consolidated financial statements for the three-month ended on March 31, 2010 and 2009.

1.	Significant accounting policies

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%) and Louvem Mines Inc. (approximately 70%). All inter-company transactions have been eliminated.

The accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2009. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)	Future accounting changes

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued section 1582, “Business Combinations”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired and liabilities assumed in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period. This new section will be applied prospectively and will only impact the Company’s consolidated financial statements for future acquisitions concluded in periods subsequent to the date of adoption.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

The new standards will apply as of the beginning of the first annual reporting period beginning on or after January 1, 2011, with simultaneous early adoption permitted. The Company is currently assessing the impact of these new sections on its consolidated financial statements.

22
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

2.	Exploration and project evaluation

	Three months ended
	March 31, 2010	March 31, 2009
	$	$

Beaufor Mine	296	806
Island Gold Mine	484	368
Francoeur / Wasamac properties	71	192
Cripple Creek property	188	12
Other properties	25	6
Project evaluation	116	101

	1,180	1,485

Exploration tax credits	(404)	(267)

	776	1,218

3.	Gain on disposal of assets

The gain on disposal of assets included the following items:

	Three months ended
	March 31, 2010	March 31, 2009
	$	$

Corporate building a)	496	-
Mining equipment	(7)	2

	489	2

a)	On January 4, 2010, the Company sold a corporate building with a net book value of $34 for a cash consideration of $530.

4.	Inventories

	March 31, 2010	December 31, 2009
	$	$
		(Audited)

Precious metals	1,441	1,859
Ore	3,544	3,146
Supplies	2,283	2,355

	7,268	7,360

There was no write-down of inventories recognized as an expense and no reversal of write-down during the first three months of 2010 and 2009.

23
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

5.	Property, plant and equipment

		March 31, 2010			December 31, 2009
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mine sites
Mining properties a)	1,564	895	669	1,564	888	676
Development costs	47,060	14,650	32,410	45,767	13,632	32,135
Buildings	6,679	2,691	3,988	6,588	2,571	4,017
Equipment	14,727	5,129	9,598	14,079	4,841	9,238
Asset retirement obligations	3,395	1,119	2,276	3,395	1,028	2,367

	73,425	24,484	48,941	71,393	22,960	48,433

Corporate office
Buildings and leasehold improvements	1,165	381	784	1,476	648	828
Equipment and rolling stock	560	425	135	560	413	147

	1,725	806	919	2,036	1,061	975

	75,150	25,290	49,860	73,429	24,021	49,408

Project under development	4,169	-	4,169	2,415	-	2,415

Total	79,319	25,290	54,029	75,844	24,021	51,823

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

24
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

6.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended
	March 31, 2010
	Number of
	shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	26,104	64,675
Issue of shares for cash
Exercise of stock options a)	14	48

Balance, end of period	26,118	64,723

a)	Issue of shares

During the three-month period ended on March 31, 2010, the Company issued 14,000 common shares following the exercise of stock options and received cash proceeds in the amount of $34. Contributed surplus was reduced by $14 which represents the fair value of the exercised stock options.

b)	Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan at March 31, 2010 and changes during the three-month period then ended is presented below.

	Three months ended
	March 31, 2010
		Weighted
	Number of	average
	options	exercise price
	(thousands)	$

Options outstanding, beginning of period	2,480	3.53
Granted	520	4.19
Exercised	(14)	2.46
Cancelled	(20)	4.04
Expired	(45)	5.00

Options outstanding, end of period	2,921	3.62

Exercisable options, end of period	1,585	3.85

25
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

6.	Capital stock (continued)

b)	Stock Option Purchase Plan (continued)

The following table summarizes information about the Stock Option Purchase Plan at March 31, 2010:

		Options outstanding at		Exercisable options at
		March 31, 2010		March 31, 2010
	Number	Weighted average	Weighted average	Number	Weighted average
Exercise	of options	remaining contractual	exercise price	of options	exercise price
price	(thousands)	life (years)	$	(thousands)	$

$1.80 to $2.07	426	3.7	1.91	159	1.91
$2.74 to $4.04	1,270	2.6	3.21	731	3.16
$4.12 to $5.30	1,225	2.5	4.65	695	5.01

	2,921	2.7	3.62	1,585	3.85

During the three-month period ended March 31, 2010, the Company granted 520,000 stock options (150,000 for the three-month period ended March 31, 2009) to directors. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $1.94 ($0.88 in 2009). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	March 31, 2010	March 31, 2009

Risk-free interest rate	2.3%	2.7%
Expected life	3 and 4 years	4 years
Expected volatility	63%	51%
Expected dividend yield	0.0%	0.0%

For the three-month period ended March 31, 2010, the stock-based compensation costs charged to earnings amount to $225 ($101 in 2009). The contributed surplus was increased by the same amounts.

7.	Contributed surplus

	March 31, 2010	December 31, 2009
	$	$
		(Audited)

Balance, beginning of period	6,133	5,678

Stock-based compensation	225	484
Options exercised	(14)	(29)

Balance, end of period	6,344	6,133

26
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

8.	Consolidated statements of cash flow

	Three months ended
	March 31, 2010	March 31, 2009
	$	$

Change in non-cash working capital items

Accounts receivable	(380)	110
Mining and income taxes receivable (payable)	634	(457)
Exploration tax credits receivable	(404)	(110)
Inventories	92	364
Accounts payable and accrued charges	1,844	(236)

	1,786	(329)

Supplemental information
Cash received (paid) during the period:
Interests	37	81
Mining and income taxes	262	(526)

Item not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule of the asset retirement obligations	-	101

Change in accounts payable and accrued charges related to development projects and other property, plant and equipment	230	206

9.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $313 for a space. Minimum lease payments for the next five years amount to $64 in 2010, 2011, 2012 and 2013 and to $57 in 2014.

On March 31, 2010, the Company announced its intention to proceed with a transaction to acquire the 30% of the issued and outstanding shares of Louvem Mines Inc. that the Company does not currently own. Under the terms of the proposed transaction, Louvem shareholders would receive one Richmont share for each 5.4 Louvem shares held. If the proposed transaction is completed, the Company would issue approximately 1.4 million shares.

27
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

10.	Deposits restricted and letters of credit

As at March 31, 2010, the Company had $106 in deposits restricted with Quebec’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of deposits restricted and letters of credit issued as at March 31, 2010:

	March 31, 2010	Date of renewal
	$

Deposits restricted
Beaufor Mine	52
Francoeur property	54

	106
Letters of credit
Camflo Mill	1,332	April 20, 2010
Island Gold Mine (Kremzar property)	797	April 26, 2010
Island Gold Mine (Lochalsh property)	184	April 5, 2010

	2,313

As at December 31, 2009, the Company had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government and by the pledge of letters of credit amounting to $2,106.

11.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

For the purpose of management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as shares of publicly-traded companies.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

28
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

12.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities, as defined by the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The following table presents the carrying amounts and fair values of each financial instruments category:

		March 31, 2010	December 31, 2009
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$
			(Audited)

Held-for-trading financial assets
Cash a)	14,689	14,689	10,253	10,253

Available-for-sale financial assets
Shares of publicly-traded companies b)	675	675	741	741

Loans and receivables
Accounts receivable a)	379	379	194	194
Term deposits a)	8,650	8,650	10,886	10,886

	9,029	9,029	11,080	11,080

Other financial liabilities
Accounts payable and accrued charges a)	9,094	9,094	7,078	7,078

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, accounts receivable, term deposits, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies is the bid price.

The variation on fair value of cash equivalents for the three-month period ended March 31, 2010 is $31 ($50 for the three-month period ended March 31, 2009).

b)	Fair value hierarchy

The fair value measurements of shares of publicly-traded companies have been classified at level one from the fair value hierarchy. This valuation is based on data observed in the market.

c)	Market risks

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold sales contracts. The Company is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to the previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

29
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

12.	Financial instruments and risk management (continued)

c)	Market risks (continued)

Foreign exchange risk
The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the three-month periods ended March 31, 2010 and 2009, the Company did not enter into any forward exchange contracts. At March 31, 2010 and March 31, 2009, assets and liabilities denominated in US dollars are not significant.

Commodity price risk
For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to the fluctuation of the gold price is unchanged from the previous years. During the three-month periods ended March 31, 2010 and 2009, the Company did not enter into any hedging contract for its gold production.

Interest rate risk
The cash equivalents and a portion of the cash carry interest and therefore the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at March 31, 2010, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $9 in net earnings.

d)	Credit risk

Financial instruments that expose the Company to market risk and to a credit risk consist of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At March 31, 2010 and December 31, 2009, the Company’s cash and term deposits are held through two financial institutions.

The following table presents the composition of cash and cash equivalents:

	March 31, 2010	December 31, 2009
	$	$
		(Audited)

Cash a)	14,689	10,253
Cash equivalents
Term deposits, 0.90% maturing in April and May 2010	8,650	10,886

	23,339	21,139

a)	At March 31, 2010, 34% of cash is invested with effective rate of 0.75%.

The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous year.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

13.	Comparative figures

Certain comparative figures provided for the period ended March 31, 2009 have been reclassified to conform with the presentation adopted for the period ended March 31, 2010.

30
MAY 7, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

14.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

		Three months ended March 31, 2010
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,321	12,619	22	19,962

Mine operating costs and others	5,224	9,496	1,011	15,731
Exploration and project evaluation	283	672	(179)	776
Depreciation and depletion	309	1,195	51	1,555
Loss (gain) on disposal of assets	-	7	(496)	(489)

Earnings (loss) before other items	1,505	1,249	(365)	2,389

Acquisition of property, plant and equipment	2,068	1,485	22	3,575

Current assets	9,338	8,284	18,215	35,837
Deposits restricted	106	-	-	106
Property, plant and equipment	10,623	41,502	1,904	54,029

Total assets	20,067	49,786	20,119	89,972

		Three months ended March 31, 2009
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,798	12,049	56	19,903

Mine operating costs and others	5,498	8,878	833	15,209
Exploration and project evaluation	682	382	154	1,218
Depreciation and depletion	291	1,019	45	1,355
Gain on disposal of assets	-	-	(2)	(2)

Earnings (loss) before other items	1,327	1,770	(974)	2,123

Acquisition of property, plant and equipment	224	1,291	88	1,603

December 31, 2009 (audited)
Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

31
MAY 7, 2010	RICHMONT MINES INC.